Rule 424(b)(3)
                                           Registration Statement No. 333-119172
                                                                 CUSIP 12560PDL2


PRICING SUPPLEMENT NO. 4
Dated December 17, 2004 to
Prospectus, dated October 28, 2004 and
Prospectus Supplement, dated October 29, 2004




                                 CIT GROUP INC.
                     GLOBAL MEDIUM-TERM FLOATING RATE NOTES
                   DUE NINE MONTHS OR MORE FROM DATE OF ISSUE


(X) Senior Note                 ( ) Subordinated Note

Principal Amount:               $225,000,000

Proceeds to Corporation:        99.90% or $224,775,000

Agent's Commission:             0.10% or $225,000, payable on the Original Issue
                                Date; and, on the first Election Date, 0.10% of the principal amount of Notes extended by the holders of the Notes.

Issue Price:                    100% or $225,000,000

Form:                           Global Note

Original Issue Date:            December 21, 2004

Initial Maturity Date:          December 21, 2006, provided that if such day is
                                not a Business Day, the payment of principal and interest may be made on the next succeeding
                                Business Day and no interest on such principal will accrue for the period from and after the Initial Maturity Date if the maturity of all or any portion of the principal amount of the Notes is not extended in accordance with the procedures described below.

Final Maturity Date:            December 21, 2009, provided that if such day is
                                not a Business Day, the payment of principal and interest may be made on the next succeeding
                                Business Day, and no interest on such principal will accrue for the period from and after the Final Maturity Date.

Election Dates:                 The Election Dates will be December 21, 2005,
                                December 21, 2006 and December 21, 2007. If an irrevocable extension election is made in whole or in part on (i) December 21, 2005, the actual maturity date of the Notes so extended will be December 21, 2007; (ii) December 21, 2006, the actual maturity date of the Notes so extended will be December 21, 2008; and (iii) December
                                21, 2007, the actual maturity date of the Notes so extended will be December 21, 2009; provided, however, if any such day is not a Business Day, then the applicable actual maturity date will be the next succeeding Business Day.

Election Notice Period:         The Election Notice Period for each Election
                                Date will begin six Business Days prior to an Election Date, and end one Business Day immediately preceding the Election Date.

Interest Rate Basis:            LIBOR Telerate (page 3750)


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Index Maturity:                 Three months

Interest Reset Dates:           Quarterly on March 21, June 21, September 21,
                                and December 21 of each year, commencing on March 21, 2005, provided that if any such day would otherwise fall on a day that is not a Business Day, then the Interest Reset Date will be the next succeeding Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Reset Date will be the immediately preceding Business Day.

Interest Payment Dates:         Interest will be paid (i) on the actual maturity
                                date, and (ii) quarterly on March 21, June 21,
                                September 21 and December 21, commencing on
                                March 21, 2005, provided that if any such day
                                (other than a maturity date) is not a Business
                                Day, then the interest payment will be made on the next succeeding Business Day, except that if such Business Day is in the next succeeding calendar month, such interest payment will be made on the immediately preceding Business Day as if it were made on the date that the interest payment was due, and no interest will accrue on the amount payable for the period from and after such Interest Payment Date or the final maturity date of such Note, as the case may be.

Interest Determination Dates:   Two London Business Days prior to each Interest
                                Reset Date.

Interest Rate Calculation:      LIBOR Telerate determined on the Interest
                                Determination Date plus the applicable Spread
                                (as described below).

Initial Interest Rate:          LIBOR Telerate determined two London Business
                                Days prior to the Original Issue Date plus the applicable Spread.

Spread: Information relating to the Spread is set forth below under "Spread" on page 3 of this Pricing Supplement.

Accrual of Interest:            Accrued interest on the Notes will be computed
                                by adding the Interest Factors (as described below) calculated for each day from the Original
                                Issue Date or from the last date to which interest has been paid or duly provided for up to but not including the day for which accrued interest is being calculated. The "Interest
                                Factor" for any Note for each such day will be computed by multiplying the face amount of the Note by the interest rate applicable to such day and dividing the product thereof by 360.

Day Count Convention:           Actual/360

Specified Currency:             U.S. Dollars ($)

Denominations:                  The Notes will be issued in denominations of
                                $1,000 and integral multiples of $1,000

Delivery:                       The Notes are expected to be delivered in
                                book-entry form only, to purchasers through the Depository Trust Company ("DTC") on or about
                                December 21, 2004.

Maximum Interest Rate:          Maximum rate permitted by New York law.

Minimum Interest Rate:          0.0%

Exchange Listing:               None.

Trustee, Registrar,             J.P. Morgan Trust Company, National Association
  Authenticating Agent, U.S.
  Calculation Agent and  U.S.
  Paying Agent:

CUSIP: 12560PDL2. In the event you do not elect to extend the maturity of all or any portion of your Notes, the principal amount of the Notes for which you do not exercise such election will be assigned a new CUSIP number.

Agent:                          ABN AMRO Incorporated



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Other Provisions:               "LIBOR Telerate" means the rate for deposits in
                                U.S. dollars having the Index Maturity specified above which appears on the Telerate Page 3750 (defined below) as of 11:00 a.m., London time, on the applicable Interest Determination Date.

                                "Telerate Page 3750" means the display page designated as page 3750 on the Moneyline Telerate service (or such other page as may replace page 3750 on that service for the purpose of displaying London Interbank Offered Rates).

                                "Business Day" means any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in the City of New York and that is also a London Business Day.

                                "London Business Day" means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

                                     SPREAD

         Whether or not an irrevocable extension election is made in whole or in part, the Spread from and including the Original Issue Date to but not including December 21, 2005 will be 0.15%.

         If an irrevocable extension election is made in whole or in part on December 21, 2005, then the Spread for the principal amounts so extended, from and including December 21, 2005 to but not including December 21, 2006, will be 0.18%. However, if an irrevocable extension election is not made in whole or is only made in part on December 21, 2005, then the Spread for the principal amounts that are not so extended, from and including December 21, 2005 to but not including December 21, 2006, the actual maturity date, will be -0.06%.

         If an irrevocable extension election is made in whole or in part on December 21, 2006, then the Spread for the principal amounts so extended, from and including December 21, 2006 to but not including December 21, 2007, will be 0.22%. However, if an irrevocable extension election is not made in whole or is only made in part on December 21, 2006, then the Spread for the principal amounts that are not so extended, from and including December 21, 2006 to but not including December 21, 2007, the actual maturity date, will be 0.07%.

         If an irrevocable extension election is made in whole or in part on December 21, 2007, then the Spread for the principal amounts so extended, from and including December 21, 2007 to the Final Maturity Date, will be 0.24%. However, if an irrevocable extension election is not made in whole or is only made in part on December 21, 2007, then the Spread for the principal amounts that are not so extended, from and including December 21, 2007 to but not including December 21, 2008, the actual maturity date, will be 0.15%.


                               EXTENSION ELECTION

         The Notes will mature on the Initial Maturity Date, unless the maturity of all or any portion of the principal amount of the Notes is extended in accordance with the procedures described below. In no event will the maturity of the Notes be extended beyond the Final Maturity Date.

         During an Election Notice Period you may elect to extend the maturity of all or any portion of the principal amount of your Notes (in any multiple of $1,000) so that the maturity of your Notes will be extended to the date opposite the listed Election Date; provided, however, if such actual maturity date is not a Business Day, the maturity of such Notes will be the next succeeding Business Day. The Election Dates (whether or not a Business Day) and the corresponding actual maturity dates are:

                  ELECTION DATE             ACTUAL MATURITY DATE
                  -------------             --------------------
                  December 21, 2005         December 21, 2007
                  December 21, 2006         December 21, 2008
                  December 21, 2007         December 21, 2009


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         To make an effective election, you must deliver a notice of election during the Election Notice Period. Your notice of election must be delivered to J.P. Morgan Trust Company, National Association, the Paying Agent for the Notes, through the normal clearing system channels described in more detail below, no later than the close of business in New York City on the last Business Day in the applicable Election Notice Period, at which time such notice becomes irrevocable.

         If, with respect to any Election Date, a holder does not make an election to extend the maturity of all or a portion of the principal amount of such holder's Notes, the principal amount of the Notes for which such holder has failed to make such an election will become due and payable on the earlier of the Initial Maturity Date or such later actual maturity date listed above, opposite the relevant Election Date on which the Notes were extended, or, if such day is not a Business Day, the next succeeding Business Day. The principal amount of the Notes for which such election is not exercised will be represented by a new Global Note issued on such Election Date. The Global Note so issued will have the same terms as the Notes, except that it will not be extendible, will have a separate CUSIP number, will have the Spread as specified above, and its maturity date will be the earlier of the Initial Maturity Date or such later corresponding actual maturity date listed opposite the relevant Election Date on which the Notes were extended, or, if such day is not a Business Day, the next succeeding Business Day. The failure to elect to extend the maturity of all or any portion of the Notes will be irrevocable and will be binding upon any subsequent holder of such Notes.

         If a holder does not elect to extend the maturity of all or a portion of the principal amount of such holder's Notes, the principal amount of the Notes for which an election is not exercised will be represented by a new Global Note. Such new Global Notes will be assigned the following CUSIP numbers:

               ACTUAL MATURITY DATE           CUSIP NUMBER
               --------------------           ------------
               December 21, 2006              12560PDM0
               December 21, 2007              12560PDN8
               December 21, 2008              12560PDP3

         The Notes are issued in registered global form and remain on deposit with DTC, the depositary for the Notes. Therefore, you must exercise the option to extend the maturity of your Notes through DTC. To ensure that DTC receives timely notice of your election to extend the maturity of all or a portion of your Notes, so that it can deliver notice of your election to the Paying Agent prior to the close of business in New York City on the last Business Day in the Election Notice Period, you must instruct the direct or indirect DTC participant through which you hold an interest in the Notes in accordance with the then applicable operating procedures of the DTC.

         The DTC must receive any notice of election from its DTC participants no later than 12:00 noon (New York City time) on the last Business Day in the Election Notice Period for the DTC to deliver timely notice of your election to the Paying Agent. Different DTC direct or indirect participants have different deadlines for accepting instructions from their customers. You should consult the direct or indirect DTC participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to DTC.


                  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

         The following summary discusses certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Notes by U.S. Holders (as defined in the accompanying Prospectus Supplement, dated October 29, 2004). This summary is applicable only to investors who purchase the Notes in the initial offering at their original issue price and hold the Notes as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not address investors that are subject to special tax rules (including financial institutions, tax-exempt organizations, dealers in securities, partnerships or other pass-through entities for U.S. federal income tax purposes and persons subject to alternative minimum tax) or that hold the Notes as part of an integrated investment. This summary supplements, and should be read in conjunction with, the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying Prospectus Supplement, dated October 29, 2004.

         There are no regulations, rulings or other authorities addressing the U.S. federal income tax treatment of debt instruments with terms that are substantially similar to the Notes, and therefore the U.S. federal income tax treatment of the Notes is uncertain.

         Under Treasury regulations governing debt instruments issued with original issue discount ("OID"), for purposes of determining the yield and maturity of a debt instrument, a holder is generally deemed to exercise an option or combination of options that would maximize the yield on the debt instrument. Based on these regulations, CIT intends to take the position that the extension elections will be made, that the maturity date of the Notes for purposes of these regulations will be the Final Maturity Date, and that the Notes should be treated as variable rate debt instruments rather than contingent payment debt instruments. Under this characterization, CIT will treat the Notes as being issued without OID for U.S. federal income tax purposes. Assuming this characterization applies, a U.S. Holder will be required to include in gross income, as ordinary interest income, the stated interest on a Note at the time such interest accrues or is received, in accordance with the U.S. Holder's regular method of accounting for U.S. federal income tax purposes.

         In addition, although the matter is unclear, CIT intends to take the position that the presumptions under Treasury regulations applicable to the exercise of options by holders of debt instruments issued with OID apply for purposes of the Treasury regulations governing modification of debt instruments. Under this approach, an extension of the maturity date of the Notes by a U.S. Holder should not result in a "significant modification" of the Notes (within the meaning of the applicable Treasury regulations) and, therefore, should not constitute a taxable event for U.S. federal income tax purposes. However, a U.S. Holder that does not elect to extend the maturity date of the Notes as of any Election Date may be required to recognize gain or loss equal to the difference between the holder's basis in the Notes for which the election is not made and the fair market value of the Notes as of such date.

         No opinion of counsel has been or will be sought with respect to this matter and no assurance can be given that the Internal Revenue Service will agree with the above positions. If, contrary to CIT's position, an extension of the maturity date of the Notes by a U.S. Holder is treated as a "significant modification" (within the meaning of the applicable Treasury regulations), a U.S. Holder may be required to recognize taxable gain (but possibly not loss) with respect to the Notes at the time of such an extension. In addition, if the Internal Revenue Service were successful in asserting that the Notes were issued with OID or were subject to the rules governing contingent payment debt instruments, U.S. Holders would be subject to special rules affecting the timing and/or the amount of income recognized with respect to the Notes. In particular, U.S. Holders might be required to accrue interest on the Notes in advance of their receipt of such interest, and, if the rules governing contingent payment debt were to apply, would generally be required to treat any gain recognized with respect to the Notes as ordinary income.

         U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax treatment and the tax consequences to them of the acquisition, ownership and disposition of the Notes, including the tax consequences of extending the maturity date of the Notes.


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